UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. 3)*


TODHUNTER INTERNATIONAL, INC.

COMMON STOCK

CUSIP Number:  889050100


December 31, 1999
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is field:
	x	Rule 13d-1(b)
		Rule 13d-1(c)
		Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on his form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

 1.	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
		The Killen Group, Inc.
		IRS #23-2213851

 2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)
		(b)

 3.	SEC USE ONLY

 4.	CITIZENSHIP OR PLACE OF ORGANIZATION
		Incorporated in the Commonwealth of Pennsylvania

NUMBER OF		5.	SOLE VOTING POWER			90,641
SHARES
BENEFICIALLY	6.	SHARE VOTING POWER
OWNED BY
EACH			7.	SOLE DISPOSITIVE POWER		115,318
REPORTING
PERSON		8.	SHARED DISPOSITIVE POWER
WITH:


 9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		115,318

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		2.1%

12.	TYPE OF REPORTING PERSON*
		IA

Item 1.
	(a)	The Issuer is Todhunter International, Inc.
	(b)	The Issuer's principal offices are located at 222 Lakeview Avenue,
P. O. Box 4057, West Palm Beach, FL  33401

Item 2.
	The Killen Group, Inc.
	(a)	The Killen Group, Inc. is a person filing this report.
	(b)	The Killen Group's address is 1189 Lancaster Avenue, Berwyn, Pa
19312.
	(c)	The Killen Group is a corporation incorporated under the laws of the Commonwealth of Pennsylvania.
	(d)	This filing pertains to the common stock of the Issuer.
	(e)	The CUSIP number for the common stock is 889050100.

Item 3.
	The Killen group, Inc. is an Investment Adviser registered under section 203 of the Investment Adviser Act of 1940.
	Robert E. Killen is the Chairman, CEO, and sole shareholder of The Killen Group, Inc.

Item 4
	Not appliable.

Item 5.
	This statement is being filed to report the fact that The Killen Group, Inc.
has ceased to be a beneficial owner of more than 5% of the issuer's securities.

Item 6.
	Not applicable.

Item 7.
	Not applicable.

Item 8.
	Not applicable.

Item 9.
	Not applicable.

Item 10.
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above, were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


						Date:  February 9, 2000


						The Killen Group, Inc.



/s/Robert E. Killen			/s/Robert E. Killen
Robert E. Killen				Robert E. Killen, Chairman & CEO